April 23, 2013

VIA EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:            Corporate Resource Services, Inc.
Form 10-K for Fiscal Year Ended September 28, 2012 Filed December 21, 2012
Form 10-QT for the Three Months Ended
December 28, 2012 Filed February 11, 2013
File No. 000-30734

Dear Mr. Spirgel:

We are submitting this letter in response to your letter dated April 9, 2013 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 28, 2012 and the Form 10-QT for the three months ended December 28, 2012 of Corporate Resource Services, Inc. (the “Company”).

Set forth below are the responses to those comments.  For your convenience, the text of each comment is reproduced in italics before our response. We intend to file an amendment to our Form 10-K for the Fiscal Year Ended September 28, 2012 within 10 business days of this letter..

* *

Item 8. Financial Statements and Supplementary Data

 Note 3 – Acquisitions, Integrated Consulting Group of NY LLC (ICG),

Corporate Resource Services, Inc.

pages 28 - 29

We note your response filed March 20, 2013 addressing comment No. 15 in our letter dated February 20, 2013 on the Rosenthal Commission Agreement relative to the ICG Inc. acquisition. However, we remain unclear regarding the basis for your accounting and your characterization of this obligation in your disclosures in Notes 3 and 7. Please provide us a comprehensive response to each of the following issues and expand your disclosures to clearly address each issue so that the nature of the Rosenthal agreement, the terms of the arrangement, and your business purpose for entering into it are wholly transparent to readers.

a.	It is unclear why you disclose in Note 3 that the ICG Seller owed Rosenthal $183,000 at the closing date if, in fact, the ICG Seller owed a substantially greater amount under the commission agreement.

The $183,000 that ICG Seller owed to Rosenthal was the only Rosenthal Debt that ICG Inc. assumed at closing. The amounts due under the Rosenthal Commission Agreement (renamed the “Rosenthal Agreement” in the revised disclosure) were due from ICG Inc. to Rosenthal as an estimated earn out payment stream accounted for as contingent purchase price. Consistent with the responses below, we have revised Note 3 accordingly.

b.

You state in Note 3 “ICG Inc. also entered into a commission agreement with Rosenthal to replace a similar agreement that Rosenthal had with ICG Seller and its members, pursuant to which ICG Inc. is obligated to pay Rosenthal 3% of its net sales for the next two years, and 2% of its sales for the three year period thereafter.” In light of your statement that Rosenthal had met all of their obligations under the agreement prior to the acquisition; it is unclear why ICG would enter into an agreement to pay Rosenthal future commissions as there apparently was no benefit in doing so. Explain your business purpose for entering into this agreement and identify any consideration you received from Rosenthal in exchange for doing so.

The Rosenthal Agreement is an earn out payment stream that represents part of the consideration for the purchase of ICG.  Our explanation that there were no additional services to be rendered by Rosenthal was to make it clear that the use of the term commission in this agreement solely represents that the payments were derived as a percentage of future revenues (that were estimated to record the liability). We will remove the word

Corporate Resource Services, Inc.

“commission” in the revised disclosure. Consistent with the other responses herein, we have revised Note 3 accordingly.

c.	Please explain why, if the commission agreement with Rosenthal is for the payment of services rendered in the past, Rosenthal would agree to renegotiate the payment terms in August 2012.

The terms of the Rosenthal Agreement were renegotiated in August of 2012 so that payments made under the agreement more accurately reflected the net cash flows of ICG Inc. after the resignation of a sales executive and 14 other personnel and a resulting decrease in ICG Inc.’s estimated future revenue stream. Consistent with the other responses herein, we have revised Note 3 accordingly.

d.	Explain to us how you were able to reasonably estimate the amount owed to Rosenthal at the closing date, considering the amount is calculated based upon future sales.

To estimate the amounts owed to Rosenthal, we used a five year business plan created as part of the discounted cash flow model at the time of the acquisition.  To date, actual revenues compared to the estimates have been materially accurate. Consistent with the other responses herein, we have revised Note 3 accordingly.

e.	Please provide us copies of the original Rosenthal commission agreement and the renegotiated agreement and file such agreements as exhibits to your Form 10-K.

Since the renegotiated agreement did not materially change the amounts due under the Rosenthal Commission Agreement, we did not file the renegotiated agreement, but we intend to file it with the amended Form 10-K.  The original agreement was filed as an Exhibit 10.2 to our Form 10-Q dated February 16, 2011.

We intend to add the following update to Note 3 – Acquisitions, Integrated Consulting Group of NY LLC (ICG) in response to the comments.

Corporate Resource Services, Inc.

On December 14, 2010 (the “Closing Date”), ICG Inc. acquired, through a public foreclosure sale, certain of the assets of Integrated Consulting Group of NY LLC (“ICG Seller”) related to the temporary and permanent placement of employees in the light industrial industry and translation and interpretive services. The consideration for these assets included : (i) the repayment of   $3,197,000  of the outstanding obligations of ICG Seller under its credit facility on the Closing Date ;(ii) payment of up to $366,000 of outstanding accounts payable of ICG Seller and $113,000 of structured payments payable by ICG Seller as of the Closing Date; (iii) payments of approximately $757,000 to various taxing authorities for certain taxes owed by ICG Seller on the Closing Date: and (iv) payment of approximately $183,000 to Rosenthal & Rosenthal, Inc. (“Rosenthal”) for amounts owed to it by ICG Seller on the Closing Date.

In addition, as part of the consideration for the purchase of the ICG assets, ICG Inc. replaced an agreement that ICG Seller and its members had with Rosenthal with an earn out payment stream that was accounted for as a contingent purchase price and was based on the estimated projected revenues of ICG Inc. for the five years ending December 14, 2015 (the “Rosenthal Agreement”).  Neither agreement contemplated any future services from Rosenthal.  Under the provisions of the Rosenthal Agreement, ICG Inc. was obligated to pay to Rosenthal 3% of its net sales for the first two years after the Closing Date and 2% of its net sales for the three year period thereafter.

In January 2012, a sales executive from ICG Inc. and 14 other sales, administrative and operations personnel resigned from the Company and began to operate a competing temporary placement firm. The Company expects that this will affect ICG Inc.’s light industrial business for the foreseeable future.   Accordingly, in the second fiscal quarter of 2012 the Company reduced its estimate of the liabilities related to the payout provisions of the Rosenthal Agreement by $713,000 due to the facts described above.

Due to this expected reduction in ICG Inc.’s cash flow streams, in August 2012 the Company and Rosenthal renegotiated the payment terms with the Company agreeing to pay $79,000 over an eight week period, 1.5% of net sales through September 7, 2013 and 1.0% of net sales through September 8, 2013.  The renegotiated payment terms were established in order to more accurately make the payments reflect the net cash flows of ICG Inc.  The remaining liability to Rosenthal at September 28, 2012 is $1,436,000, with approximately $319,000 estimated to be payable by September 27, 2013.  While the renegotiation resulted in a change in the timing of the payments to Rosenthal, it did not materially change the estimated total amount due.

ICG Inc. also entered into a non-competition agreement on the Closing Date with the principal of ICG Seller pursuant to which, the principal agreed not to compete with ICG Inc. or solicit its employees or customers for a five-year period commencing on the Closing Date, in exchange for payments by ICG Inc. of 1% of ICG Inc.’s sales revenue during the two year period commencing on the Closing Date.  In August 2012, the Company also renegotiated these payment terms and made a lump sum payment of $28,000 and agreed to the payment of 0.5% of net sales through August 25, 2013.

Corporate Resource Services, Inc.

ICG Inc.’s payment obligations under the commission agreement and the non-competition agreement are guaranteed by Tri-State.  The following table presents the allocation of purchase consideration for the ICG Acquisition, which has been accounted for at the fair values of the assets acquired and liabilities assumed under the acquisition method of accounting:

Accounts receivable, net	$5,263,000
Other net working capital	(2,015,000)
Property, plant and equipment	71,000
Backlog	91,000
Sales representative network	641,000
Non-compete agreement	533,000
Goodwill	2,653,000
Total purchase price	$7,237,000

The Company also incurred $407,000 in acquisition-related costs during Fiscal Year 2011 in connection with this acquisition. As described above, on January 20, 2012, a sales executive from ICG Inc. and 14 other sales, administration and operations personnel resigned from the Company and began operating a competing temporary placement firm. These events have triggered an adjustment to the purchase cost under the acquisition agreement; therefore, the Company has estimated and recognized a total gain of $1,116,000, including the remeasurement of long term debt, offset by the impairment of goodwill of $398,000 and intangible assets of $181,000 in the fiscal year ended September 28, 2012.

The following table shows certain unaudited pro forma results of the Company, assuming the Company had acquired the assets of ICG Seller on October 1, 2010:

	Included in the Financial Statements of the Company December 14, 2010 –	Supplemental Pro forma Consolidated October 1, 2010 –September 30, 2011

	September 30, 2011

Revenue	$23,490,000	$29,827,000

Net loss from continuing operations	$(626,000)	$(913,000)

In addition, we intend to file the following update to Note 7(i) – Debt in order to be consistent with the changes to Note 3.

In connection with the ICG Acquisition, consummated on December 14, 2010, the Company incurred debt payments of an estimated $3,641,000, which included an agreement to pay $183,000 to Rosenthal for amounts owed to it by ICG Seller on the

Corporate Resource Services, Inc.

Closing Date.  Such amounts were paid in installments from January to July, 2011. ICG Inc. also entered into the Rosenthal Agreement. The Company originally estimated the value of the payments under the Rosenthal Agreement to be $3,458,000.

In January 2012, a sales executive from ICG Inc. and 14 other sales, administrative and operations personnel resigned from the Company and began to operate a competing temporary placement firm (see Note 3). The Company expects that this will affect ICG Inc.’s light industrial business for the foreseeable future.   Accordingly, the Company reduced the estimate of the liabilities related to the payout provisions of the Rosenthal Agreement by $713,000 due to the facts described above (see Note 3) in the second fiscal quarter of 2012.  In August 2012, the Company and Rosenthal renegotiated the payment terms with the Company agreeing to pay $79,000 over an eight week period, 1.5% of net sales through September 7, 2013 and 1.0% of net sales through September 8, 2013 (see Note 3).  The remaining liability to Rosenthal at September 28, 2012 is $1,436,000, with approximately $319,000 estimated to be payable by September 27, 2013.  While the renegotiation changed the timing of the estimated payments it did not materially change the estimated total amount due.

Additionally, on the Closing Date, ICG Inc. entered into a non-competition agreement with the former owner of ICG Seller and its members, pursuant to which ICG Inc. was obligated to pay 1% of its net sales for two years. The Company originally estimated the value of these payments to be $533,000 and reduced this estimate by $53,000 due to the facts described above (see Note 3) in the second fiscal quarter of 2012. In August 2012, the Company also renegotiated these payment terms and made a lump sum payment of $28,000 and agreed to payment 0.5% of net sales through August 25, 2013 (see Note 3).  The remaining liability to the former owner at September 28, 2012 is $102,000, all of which is payable by September 27, 2013.

Payments aggregating $634,000 were paid against the acquisition debt during fiscal year 2012.

*****

As requested, I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corporate Resource Services, Inc.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

By:/s/Michael J. Golde
            Michael J. Golde
            Chief Financial Officer